June 11, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Benjamin Holt

Re:	Yorkville International Capital Corp. (the “Company”)
Registration Statement on Form S-1
File No. 333-295912

Dear Mr. Holt,

On June 9, 2026, the Company requested acceleration of the effective date of the above referenced Registration Statement so that it would become effective at 4:00 p.m. ET on June 11, 2026 or as soon as thereafter practicable. We hereby withdraw our request for acceleration of effectiveness.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Monday, June 15, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Kevin McGurn
Kevin McGurn
Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP